Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)
The following press release was issued by Validus Holdings, Ltd. on April 9, 2009:
VALIDUS HOLDINGS FILES PRELIMINARY PROXY STATEMENT
Urges IPC Holdings Shareholders to Vote AGAINST Max Capital Transaction at IPC’s Annual General Meeting
Reaffirms Commitment to its Superior Proposal to Combine with IPC Holdings

Hamilton, Bermuda – April 9, 2009 - Validus Holdings, Ltd. (“Validus”) (NYSE: VR) today announced that it has filed preliminary proxy materials with the U.S. Securities and Exchange Commission (“SEC”) in connection with IPC Holdings, Ltd.’s (“IPC”) (NASDAQ: IPCR) Annual General Meeting of shareholders, which urge IPC shareholders to oppose the issuance of IPC shares in connection with the amalgamation agreement between IPC and Max Capital Group Ltd. (“Max”). Validus is asking IPC shareholders to vote “AGAINST” all of IPC’s proposals in connection with the Max transaction.
“Validus believes it has made a ‘Superior Proposal’ for IPC and asks that IPC’s shareholders oppose the clearly inferior proposal to combine IPC and Max,” stated Ed Noonan, Validus’ Chairman and Chief Executive Officer. “We are confident that IPC’s shareholders will recognize the near and long term value of our proposal, which offers a premium for IPC shares and better long-term opportunities for growth, and look forward to working towards the completion of a combination with IPC.”
Shareholders who have questions, or need assistance in voting their shares, should call Validus’ proxy solicitors, Georgeson, Inc., Toll-Free at 888-274-5119; Banks and Brokers should call 212-440-9800.
Details of Validus Holdings, Ltd. Offer
On March 31, 2009, Validus delivered a binding offer to the Board of Directors of IPC for the amalgamation of Validus and IPC in an exchange of shares whereby each IPC common share would be exchanged for 1.2037 Validus common shares. The offer values IPC shares at $29.98 per share based on Validus’ closing stock price on March 30, 2009, the day prior to the Validus offer, representing an 18.0% premium to IPC’s closing price on March 30, 2009 and a total value of $1.68 billion for IPC’s common equity.
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, Senior Vice President
+1-441-278-9000
or
Media:
Jamie Tully/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080

Cautionary Note Regarding Forward-Looking Statements
This news release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether IPC will enter into and consummate the proposed amalgamation on the terms set forth in our offer letter; 2) unpredictability and severity of catastrophic events; 3) rating agency actions; 4) adequacy of our risk management and loss limitation methods; 5) cyclicality of demand and pricing in the insurance and reinsurance markets; 6) our limited operating history; 7) our ability to successfully implement our business strategy during “soft” as well as “hard” markets; 8) adequacy of our loss reserves; 9) continued availability of capital and financing; 10) retention of key personnel; 11) competition; 12) potential loss of business from one or more major insurance or reinsurance brokers; 13) our ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 14) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 15) the integration of Talbot or other businesses we may acquire or new business ventures we may start; 16) the effect on our investment portfolio of changing financial market conditions including inflation, interest rates, liquidity and other factors; 17) acts of terrorism or outbreak of war; and 18) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent reports on Form 10-K and Form 10-Q and other documents on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this news release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It:
This material is not a substitute for the proxy statement that Validus has filed or the proxy statement/registration statement that Validus may file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed transaction. Validus has filed a preliminary proxy statement with the SEC (the “Preliminary Proxy Statement”) seeking proxies to oppose the issuance of IPC shares in connection with the amalgamation agreement between IPC and MAX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE PROXY STATEMENT/REGISTRATION STATEMENT THAT VALIDUS MAY FILE WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through the investor contacts listed above.
Participants in the Solicitation:
Validus and its directors, executive officers and other employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Validus’ directors and executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.